                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549








                                    FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Plan Year Ended December 31, 1996






                           Commission File No: 1-9223







                        SERVICE MERCHANDISE COMPANY, INC.
                           SAVINGS AND INVESTMENT PLAN









                        SERVICE MERCHANDISE COMPANY, INC.
                 P.O. Box 24600, Nashville, Tennessee 37202-4600
                                (mailing address)
           7100 Service Merchandise Drive, Brentwood, Tennessee 37027
                     (address of principal executive office)

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Page
INDEPENDENT AUDITORS' REPORT                                                                                       3

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1996 AND 1995:

   Statements of Net Assets Available for Benefits                                                                 4

   Statements of Changes in Net Assets Available for Benefits                                                      5

   Notes to Financial Statements                                                                                 6 - 13

   Signatures                                                                                                     14

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
   DECEMBER 31, 1996:

   Schedule I - Line 27a - Schedule of Assets Held for Investment Purposes                                        15

   Schedule II - Line 27d - Schedule of Reportable Transactions                                                   16

CONSENT:

   Independent Auditors' Consent (Exhibit 23)                                                                     17



NOTE:  Other schedules not included have been omitted as they are not applicable.

INDEPENDENT AUDITORS' REPORT



Employee Benefits Committee
Service Merchandise Company, Inc.
  Savings and Investment Plan
Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Service Merchandise Company, Inc. Savings and Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP
Nashville, Tennessee
June 6, 1997

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
------------------------------------------------------------------------------------------------------------------------
                                                                                           1996                1995
ASSETS:
  Investments, at fair value:
    Shares of registered investment companies                                        $    64,198,400    $    56,533,134
    Shares of Service Merchandise Company, Inc. common
      stock                                                                               10,652,422         13,364,999
    Participant notes receivable                                                           4,652,118          4,567,525
                                                                                     ---------------    ---------------
        Total investments                                                                 79,502,940         74,465,658

  Receivables:
    Participants' contributions                                                              180,750            176,628
    Employer's contributions                                                                  41,119             41,397
    Interest                                                                                   7,072              6,768
                                                                                     ---------------    ---------------
        Total receivables                                                                    228,941            224,793
                                                                                     ---------------    ---------------
            Total assets                                                                  79,731,881         74,690,451
                                                                                     ---------------    ---------------
LIABILITIES:
  Payable to participants                                                                    296,728            237,914
                                                                                     ---------------    ---------------
            Total liabilities                                                                296,728            237,914
                                                                                     ---------------    ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                                    $    79,435,153    $    74,452,537
                                                                                     ===============    ===============

The accompanying notes are an integral part of these financial statements.

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1996 AND 1995
------------------------------------------------------------------------------------------------------------------------
                                                                                             1996                1995
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of investments                                    $       959,439     $     6,035,467
    Dividends and interest                                                                 4,283,561           3,594,163
                                                                                     ---------------     ---------------
                                                                                           5,243,000           9,629,630

  Contributions:
    Participants'                                                                          9,199,404           9,137,087
    Employer's                                                                             2,085,164           2,098,312
                                                                                     ---------------     ---------------
                                                                                          11,284,568          11,235,399
                                                                                     ---------------     ---------------
        Total additions                                                                   16,527,568          20,865,029
                                                                                     ---------------     ---------------
Deductions from net assets attributed to:
  Benefits paid to participants                                                           11,544,952          10,572,700
                                                                                     ---------------     ---------------
        Total deductions                                                                  11,544,952          10,572,700
                                                                                     ---------------     ---------------
Net increase                                                                               4,982,616          10,292,329

Net assets available for benefits:
  Beginning of year                                                                       74,452,537          64,160,208
                                                                                     ---------------     ---------------
  End of year                                                                        $    79,435,153     $    74,452,537
                                                                                     ===============     ===============

The accompanying notes are an integral part of these financial statements.

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The Service Merchandise Company, Inc. Savings and Investment Plan (the "Plan") is a qualified defined contribution plan under section 401(a) and 401(k) of the Internal Revenue Code covering eligible associates of Service Merchandise Company, Inc. (the "Company"). The Plan was created on July 1, 1983 and amended and restated February 6, 1991, effective January 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      The following brief description of the Plan is intended to give a general summary of its principal provisions. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      Eligibility - All associates are eligible upon completing one year of qualified service, as defined in the Plan agreement, and reaching a minimum age of 21.

      Contributions - Associates may contribute through salary deferral from 1% to 15% of their annual pretax salary up to the maximum amount allowed by law. The Plan provides for a matching contribution to be made by the Company based on the ratio of "net profit," as defined, to net sales of the Company for the fiscal year corresponding with the previous Plan year. "Net profit" is defined as the Company's net profit 1) excluding any additional interest and expenses attributable to the Company's 1989 recapitalization and 2) excluding the provision for income taxes and any extraordinary items.

         Net Profit as a Percentage of Company
          Sales for Fiscal Year Corresponding                 Employer Match
               with Previous Plan Year                          Percentage
         -------------------------------------                --------------
                          0%                                        0%
           Greater than 0% but less than 1%                        10%
              1% or more but less than 2%                          20%
              2% or more but less than 3%                          30%
              3% or more but less than 4%                          40%
                      4% or more                                   50%

      The Company's maximum matching contribution is limited to the first 6% of a participant's compensation, as defined in the Plan. In accordance with the aforementioned calculation, the Company's matching contribution was 30% for the 1996 and 1995 Plan years.

      Vesting - Participants are immediately 100% vested in all associate and Company contributions.

      Participant accounts - Each participant's account is credited with the participant's contribution and the Company's matching contribution. Plan earnings are allocated based on the participant's pro-rata share of each investment fund.

      Investment options - Under the Plan, participants have a variety of investment options available. The mutual fund options are proprietary products of T. Rowe Price, the investment manager and Plan trustee.

      Participants may invest their account in minimum whole increments of 1% in any of the following investment options:

          Service Merchandise Company, Inc. Common Stock consisting exclusively of the Company's registered common stock.

          New Income Fund consisting primarily of income-producing investment-grade debt securities.

          U.S. Treasury Fund consisting exclusively of short-term U.S. government-backed securities, primarily U.S. Treasuries.

          Equity Income Fund consisting primarily of dividend-paying common stocks, with emphasis on established companies, with prospects for both increasing dividends and capital appreciation.

          Capital Appreciation Fund consisting of investments in common stocks believed by T. Rowe Price to be undervalued in relation to various measures, such as assets or earnings, and also investments in fixed income and other securities.

          Spectrum Growth Fund consisting of investments in primarily T. Rowe Price domestic stock funds and also in a T. Rowe Price foreign stock fund.

          Balanced Fund consisting of approximately 60% in common stocks and the balance in fixed income securities and cash reserves.

      Earnings from the funds, consisting primarily of interest and dividends, are automatically reinvested in their respective fund.

      At December 31, 1996, there were a total of 6,731 participants in the Plan. Employee participation, by fund, at December 31, 1996 was as follows:

             Service Merchandise Company, Inc.
              Common Stock                                          3,069
             New Income Fund                                        2,211
             U.S. Treasury Fund                                     2,964
             Equity Income Fund                                     2,920
             Capital Appreciation Fund                              1,509
             Spectrum Growth Fund                                   1,943
             Balanced Fund                                          1,274

      Loans to participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balances. Loan transactions are treated as a transfer to
      (from) the investment fund and from (to) the Participant Loan Account. The loans are secured by the participant's account and bear interest at a rate on the date of loan origination which is comparable to the interest rate charged by lending institutions for loans made under similar circumstances as determined by the Plan trustee. Interest rates on outstanding participant loans range from 7.0% to 12.5% at December 31, 1996 and 1995. Principal and interest are paid ratably through weekly payroll deductions. Loan repayment periods generally range from one to five years. At December 31, 1996, 1,964 participants had loans outstanding from the Plan.

      Payment of benefits - Upon termination of employment prior to retirement, all participant balances less than $3,500 are distributed in a lump-sum amount. Balances $3,500 and above may, at the participant's option, be distributed in a lump-sum or held until retirement. Upon becoming permanently and totally disabled or upon normal retirement, the participant has the option of receiving his or her balance as a lump-sum, in installments, or as a combination. Distributions upon the death of a participant are paid in a lump-sum amount.

      As of December 31, 1996 and 1995, net assets available for benefits included $1,162,262 and $997,089, respectively, due to participants who have withdrawn from participation in the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES

      Basis of accounting - The Plan's financial statements are prepared under the accrual method of accounting.

      Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

      Payments of benefits - Benefits are recorded when paid.

      Net appreciation in fair value of investments includes both realized and unrealized appreciation (depreciation).

      Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Certain reclassifications have been made to the 1995 financial statements to conform to the 1996 presentation.


3.    FUND INFORMATION

      The net assets available for benefits as of December 31, 1996 and 1995 and changes in net assets available for benefits for the years ended December 31, 1996 and 1995 by investment option/fund are as follows:

NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
----------------------------------------------------------------------------------------------------------------------------------
                            Service
                          Merchandise
                         Company, Inc.    New        U.S.        Equity    Capital    Spectrum
                            Common      Income     Treasury      Income  Appreciation  Growth   Balanced    Participant
                            Stock*       Fund*       Fund*       Fund*      Fund*       Fund*     Fund*       Loans*       Total
                         ------------ ----------- ----------- ----------- ---------- ---------- ---------- ------------ -----------
ASSETS:
 Investments, at
  fair value:
  Shares of registered
   investment companies   $         - $10,645,427 $16,459,504 $20,498,115 $5,064,041 $7,408,299 $4,123,014 $          - $64,198,400
  Shares of Service
   Merchandise Company,
   Inc. common stock       10,652,422           -           -           -          -          -          -            -  10,652,422
  Participant notes
   receivable                       -           -           -           -          -          -          -    4,652,118   4,652,118
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ------------ -----------
  Total investments        10,652,422  10,645,427  16,459,504  20,498,115  5,064,041  7,408,299  4,123,014    4,652,118  79,502,940
 Receivables:
  Participants'
   contributions               29,931      20,766      32,661      42,028     16,940     26,059     12,365            -     180,750
  Employer's
   contributions                6,952       5,056       7,986       9,249      3,649      5,424      2,803            -      41,119
  Interest                      1,163         982       1,886       1,630        398        761        252            -       7,072
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ------------ -----------
  Total receivables            38,046      26,804      42,533      52,907     20,987     32,244     15,420            -     228,941
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ------------ -----------
      Total assets         10,690,468  10,672,231  16,502,037  20,551,022  5,085,028  7,440,543  4,138,434    4,652,118  79,731,881
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ------------ -----------

LIABILITIES:
  Payable to participants      18,214      23,004      26,308     135,926     23,018     47,198     23,060            -     296,728
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ------------ -----------
      Total liabilities        18,214      23,004      26,308     135,926     23,018     47,198     23,060            -     296,728
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ------------ -----------

NET ASSETS AVAILABLE
  FOR BENEFITS            $10,672,254 $10,649,227 $16,475,729 $20,415,096 $5,062,010 $7,393,345 $4,115,374   $4,652,118 $79,435,153
                          =========== =========== =========== =========== ========== ========== ========== ============ ===========

*Investments representing five percent or more of net assets available for benefits.

NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
----------------------------------------------------------------------------------------------------------------------------------
                             Service
                          Merchandise
                         Company, Inc.     New        U.S.       Equity    Capital    Spectrum
                             Common      Income     Treasury     Income  Appreciation  Growth    Balanced   Participant
                             Stock*       Fund*      Fund*       Fund*      Fund*       Fund*      Fund        Loans*       Total
                         ------------ ----------- ----------- ----------- ---------- ---------- ---------- ------------ -----------
ASSETS:
  Investments, at
   fair value:
   Shares of registered
    investment companies  $         - $11,673,588 $16,999,699 $15,825,861 $3,959,405 $4,887,011 $3,187,570 $          - $56,533,134
   Shares of Service
    Merchandise Company,
    Inc. common stock      13,364,999           -           -           -          -          -          -            -  13,364,999
   Participant notes
    receivable                      -           -           -           -          -          -          -    4,567,525   4,567,525
                         ------------ ----------- ----------- ----------- ---------- ---------- ---------- ------------ -----------
   Total investments       13,364,999  11,673,588  16,999,699  15,825,861  3,959,405  4,887,011  3,187,570    4,567,525  74,465,658

  Receivables:
   Participants'
    contributions              39,818      22,153      37,016      33,314     15,132     17,884     11,311            -     176,628
   Employer's
    contributions               8,653       5,287       8,541       8,316      3,476      4,418      2,706            -      41,397
   Interest                     1,461         960       1,932       1,403        311        493        208            -       6,768
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ------------ -----------
   Total receivables           49,932      28,400      47,489      43,033     18,919     22,795     14,225            -     224,793
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ------------ -----------
        Total assets       13,414,931  11,701,988  17,047,188  15,868,894  3,978,324  4,909,806  3,201,795    4,567,525  74,690,451
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ------------ -----------

LIABILITIES:
  Payable to participants      61,232      32,507      21,000      71,083     13,488     21,130     17,474            -     237,914
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ------------ -----------
        Total liabilities      61,232      32,507      21,000      71,083     13,488     21,130     17,474            -     237,914
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ------------ -----------

NET ASSETS AVAILABLE
  FOR BENEFITS            $13,353,699 $11,669,481 $17,026,188 $15,797,811 $3,964,836 $4,888,676 $3,184,321   $4,567,525 $74,452,537
                          =========== =========== =========== =========== ========== ========== ========== ============ ===========

*Investments representing five percent or more of net assets available for benefits.

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
                            Service
                          Merchandise
                         Company, Inc.     New         U.S.        Equity    Capital    Spectrum
                             Common      Income      Treasury      Income  Appreciation  Growth    Balanced  Participant
                             Stock        Fund         Fund        Fund       Fund        Fund       Fund       Loans      Total
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------
Additions to net assets
 attributed to:
  Investment income:
   Net appreciation
    (depreciation) in
    fair value of
    investments          $(1,857,713)  $ (495,459) $         -  $ 2,112,458 $  222,001 $  643,728 $  334,424 $        - $   959,439
   Dividends and interest     67,997      767,536      884,473    1,355,088    488,497    539,917    180,053          -   4,283,561
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------
                          (1,789,716)     272,077      884,473    3,467,546    710,498  1,183,645    514,477          -   5,243,000

  Contributions:
   Participants'           1,678,170    1,112,283    1,754,562    2,002,591    851,086  1,165,768    634,944          -   9,199,404
   Employer's                389,071      261,368      414,128      446,818    180,879    252,374    140,526          -   2,085,164
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

                           2,067,241    1,373,651    2,168,690    2,449,409  1,031,965  1,418,142    775,470          -  11,284,568
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------
        Total additions      277,525    1,645,728    3,053,163    5,916,955  1,742,463  2,601,787  1,289,947          -  16,527,568
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

Deductions from net
 assets attributed to:
  Benefits paid to
   participants            1,839,846    1,625,131    2,590,727    2,345,021    765,105  1,215,832    558,071    605,219  11,544,952
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

        Total deductions   1,839,846    1,625,131    2,590,727    2,345,021    765,105  1,215,832    558,071    605,219  11,544,952
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

Net increase (decrease)
 prior to interfund
 transfers                (1,562,321)      20,597      462,436    3,571,934    977,358  1,385,955    731,876   (605,219)  4,982,616

Interfund transfers       (1,119,124)  (1,040,851)  (1,012,895)   1,045,351    119,816  1,118,714    199,177    689,812           -
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

Net increase (decrease)   (2,681,445)  (1,020,254)    (550,459)   4,617,285  1,097,174  2,504,669    931,053     84,593   4,982,616
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

Net assets available for
 benefits:
  Beginning of year       13,353,699   11,669,481   17,026,188   15,797,811  3,964,836  4,888,676  3,184,321  4,567,525  74,452,537
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

  End of year            $10,672,254  $10,649,227  $16,475,729  $20,415,096 $5,062,010 $7,393,345 $4,115,374 $4,652,118 $79,435,153
                         ============ ============ ============ =========== ========== ========== ========== ========== ===========

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
-----------------------------------------------------------------------------------------------------------------------------------
                             Service
                           Merchandise
                          Company, Inc.    New          U.S.       Equity    Capital    Spectrum
                             Common      Income       Treasury     Income  Appreciation  Growth    Balanced  Participant
                             Stock        Fund          Fund       Fund       Fund        Fund       Fund       Loans      Total
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------
Additions to net assets
 attributed to:
  Investment income:
   Net appreciation in
    fair value of
    investments          $   503,060  $ 1,121,382  $         -  $ 2,954,390 $  387,855 $  640,364 $  428,416 $        - $ 6,035,467
   Dividends and interest     76,516      807,283      967,705      935,756    322,068    339,273    145,562          -   3,594,163
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------
                             579,576    1,928,665      967,705    3,890,146    709,923    979,637    573,978          -   9,629,630

  Contributions:
   Participants'           2,188,714    1,210,578    2,078,612    1,588,998    732,204    789,862    548,119          -   9,137,087
   Employer's                506,429      284,548      487,564      361,216    158,324    177,473    122,758          -   2,098,312
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------
                           2,695,143    1,495,126    2,566,176    1,950,214    890,528    967,335    670,877          -  11,235,399
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------
        Total additions    3,274,719    3,423,791    3,533,881    5,840,360  1,600,451  1,946,972  1,244,855          -  20,865,029
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

Deductions from net
 assets attributed to:
  Benefits paid to
   participants            1,720,088    1,784,617    2,908,743    2,114,904    659,517    536,358    281,295    567,178  10,572,700
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

        Total deductions   1,720,088    1,784,617    2,908,743    2,114,904    659,517    536,358    281,295    567,178  10,572,700
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

Net increase (decrease)
 prior to interfund
 transfers                 1,554,631    1,639,174      625,138    3,725,456    940,934  1,410,614    963,560   (567,178) 10,292,329

Interfund transfers         (601,177)    (563,905)    (827,569)     605,284    111,041    422,699    128,155    725,472           -
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

Net increase (decrease)      953,454    1,075,269     (202,431)   4,330,740  1,051,975  1,833,313  1,091,715    158,294  10,292,329

Net assets available for
 benefits:
  Beginning of year       12,400,245   10,594,212   17,228,619   11,467,071  2,912,861  3,055,363  2,092,606  4,409,231  64,160,208
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

  End of year            $13,353,699  $11,669,481  $17,026,188  $15,797,811 $3,964,836 $4,888,676 $3,184,321 $4,567,525 $74,452,537
                         ============ ============ ============ =========== ========== ========== ========== ========== ===========

4.    RELATED PARTY TRANSACTIONS

      The Plan is administered by the Employee Benefit Plan Committee appointed by the Company's Board of Directors. T. Rowe Price of Baltimore, Maryland serves as trustee and investment manager. For the years ended December 31, 1996 and 1995, trustee fees were paid directly by the Company. Subsequent to December 31, 1996, the Employee Benefits Committee approved trustee fees to be paid directly by Plan participants for the year ending December 31, 1997.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan assets will be distributed, if permissible, or transferred for the benefit of participants in relation to their vested account balances.

6.    TAX STATUS

      The Plan has received a determination letter indicating it is qualified under Section 401(a) and meets the additional requirements of section 401(k) of the Internal Revenue Code. The Plan is exempt from federal income tax under Section 501(a) of the Internal Revenue Code.

                                 ******

                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        SERVICE MERCHANDISE
                                        COMPANY, INC.


Date:   June 24, 1997                   /s/  Robert C. Eimers
                                        --------------------------------
                                        Robert C. Eimers
                                        Committee Chairman



Date:   June 24, 1997                   /s/  C. Steven Moore
                                        --------------------------------
                                        C. Steven Moore
                                        Committee Member



Date:   June 24, 1997                   /s/  S. Cusano
                                        --------------------------------
                                        S. Cusano
                                        Committee Member



Date:   June 24, 1997                   /s/  Gary M. Witkin
                                        --------------------------------
                                        Gary M. Witkin
                                        Committee Member



Date:   June 24, 1997                   /s/  Raymond Zimmerman
                                        --------------------------------
                                        Raymond Zimmerman
                                        Committee Member


SERVICE MERCHANDISE COMPANY, INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE I - LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
            (a)                  (b)                                    (c)                             (d)               (e)
                                                            Description of investment
                     Identity of issue, borrower,     including maturity date, rate of interest,                        Current
                      lessor, or similar party           collateral, par or maturity value              Cost             value
            ---- ----------------------------------   ------------------------------------------   -------------    --------------
            *    Service Merchandise Company, Inc.    Common stock - $.50 par value                $  16,486,692    $   10,634,043

            *    Service Merchandise Company, Inc.    Cash - common stock purchase not yet settled        18,379            18,379

            *    T. Rowe Price                        New Income Fund                                 10,664,331        10,645,427

            *    T. Rowe Price                        U.S. Treasury Fund                              16,459,505        16,459,504

            *    T. Rowe Price                        Equity Income Fund                              16,260,573        20,498,115

            *    T. Rowe Price                        Capital Appreciation Fund                        4,731,597         5,064,041

            *    T. Rowe Price                        Spectrum Growth Fund                             6,557,714         7,408,299

            *    T. Rowe Price                        Balanced Fund                                    3,542,874         4,123,014

                 Participant notes receivable         Interest rates ranging from 7.0% to 12.5%        4,652,118         4,652,118
                                                                                                   -------------    --------------

                       Total investments                                                           $  79,373,783    $   79,502,940
                                                                                                   =============    ==============
*Represents party-in-interest.


SERVICE MERCHANDISE COMPANY, INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE II - LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
            (a)                  (b)            (c)          (d)       (e)       (f)           (g)         (h)           (i)

                            Description of
                            asset (include                                                               Current
                            interest rate                                      Expense                   value of
                            and maturity                                       incurred                  asset on
    Identity of party          in case        Purchase     Selling    Lease      with        Cost of    transaction    Net gain
        involved              of a loan)       price        price     rental  transaction     asset        date        or (loss)
----------------------- ------------------- ------------- ----------- ------- ----------- ------------ ------------ --------------
Single transactions

None

Series of transactions

Service Merchandise
 Company, Inc.          Common stock        $   2,165,585 $         - $     - $         - $  2,165,585 $  2,165,585 $            -
Service Merchandise
 Company, Inc.          Common stock                    -   3,012,512       -           -    4,007,867    3,012,512      (995,355)

T. Rowe Price           New Income Fund         1,846,358           -       -           -    1,846,358    1,846,358              -
T. Rowe Price           New Income Fund                 -   2,379,059       -           -    2,395,100    2,379,059       (16,041)

T. Rowe Price           U.S. Treasury Fund      3,139,625           -       -           -    3,139,625    3,139,625              -
T. Rowe Price           U.S. Treasury Fund              -   3,679,819       -           -    3,679,819    3,679,819              -

T. Rowe Price           Equity Income Fund      4,490,281           -       -           -    4,470,176    4,470,176              -
T. Rowe Price           Equity Income Fund              -   1,910,381       -           -    1,501,065    1,910,381        409,316

T. Rowe Price           Spectrum Growth Fund    2,908,891           -       -           -    2,895,121    2,895,121              -
T. Rowe Price           Spectrum Growth Fund            -   1,017,561       -           -      832,165    1,017,561        185,396